Exhibit 99.1

HEIDMAR MARITIME HOLDINGS CORP. REPORTS SECOND QUARTER 2025 RESULTS
Athens / New York, 11 August 2025 - Heidmar Maritime Holdings Corp. (the "Company" or "Heidmar") (NASDAQ: HMR) today reported its results for the quarter and six month period ended June 30, 2025.

Second Quarter 2025 Highlights
•	Total net revenue of $9.6 million, up 23% from $7.8 million in Q2 2024.
•	Net loss attributable to shareholders from continuing operations of $0.1 million or $0.002 per share.
•	Adjusted net income from continuing operations of $0.5 million, which excludes $0.6 million in non-cash stock-based compensation.
•	Cash and cash equivalents of $11.3 million as of June 30, 2025
Adjusted net income from continuing operations attributable to shareholders is not a measurement recognized under US GAAP (GAAP) and should not be used in isolation or as a substitute for Heidmar’s financial results presented in accordance with GAAP. See “Non-GAAP Financial Measures” later in this Press Release for the definitions and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with GAAP.

SECOND QUARTER 2025 RESULTS COMPARED TO SECOND QUARTER 2024
Total revenue, earned mainly from commissions, management fees and time charter hire, was $9.6 million for the three months ended June 30, 2025, compared to $7.8 million for the three months ended June 30, 2024. The increase of $1.8 million is mainly attributable to the time charter revenue generated from the Platform Supply Vessel (“PSV”) ACE Supplier, which commenced operations on its charter in April 2025.

FIRST HALF 2025 RESULTS COMPARED TO FIRST HALF 2024
Total revenue, earned mainly from commissions, management fees and time charter hire, was $15.2 million for the six months ended June 30, 2025, down $1.2 million from $16.4 million in the same period of 2024, primarily due to the decrease in the number of vessels under management and the termination of two time-charter syndication agreements, partially offset by increased revenues from the PSV ACE Supplier.

Key quarterly highlights:

•
On June 30, 2025, the Company entered into a Memorandum of Agreement (“MOA”) to acquire from a related party the C/V A. Obelix, a 1,702 TEU feeder container vessel that was built in 2008 at Wadan/Aker Yards, Wismar Germany. The C/V A. Obelix will be delivered with an approximate 2.5 year time charter. The aggregate purchase price is $25.25 million, which is supported by seller and debt financing. Delivery is expected during September 2025 and is subject to customary closing conditions. The charter is expected to generate approximately $17.0 million to $20.0 million in total EBITDA over the course of the charter.

•
In July 2025, the Company secured a term loan facility of an amount up to $12.4 million with a financial institution to partially fund the acquisition of the C/V A. Obelix. The expected financing amount shall not exceed the lower of 50% of the vessel’s purchase price or 75% of the vessel’s charter-free market value. The term of the loan is 6.5 years, bears interest at a margin over SOFR and will be repayable in 20 quarterly instalments.

•	The Company expects to draw on the Seller’s Credit for around $11.0 million to fund the remainder of the vessel’s cost. The Seller’s Credit is a short-term 12-month facility at a fixed interest rate.

•
Following a strategic review, the Company decided to sell the non-core and loss-making flagpole business run under Americana Liberty LLC to its former management. On June 27, 2025, we completed the disposal of our subsidiary Americana Liberty LLC that was inherited as part of the business combination with MGO Global Inc. The total consideration amounted to $0.45 million and comprised 37,128 of our common shares received at closing , $0.19 million in cash to be received on June 30, 2026 and the same by March 31, 2027. The sale resulted in a loss from discontinued operations of $13.6 million that includes the impairment of goodwill of $11.1 million that was recognized in the first quarter of 2025. Financial results from discontinued operations include revenues, expenses and cash flows arising from Americana Liberty LLC.

•
On June 6, 2025, the Company entered into a common share purchase agreement and a registration rights agreement (collectively the “Purchase Agreement”) with B. Riley Principal Capital II LLC (“BRPC II”). Pursuant to the Purchase Agreement, the Company has the right, in its sole discretion, to elect to sell to BRPC II up to $20.0 million worth of our common shares in one or more transactions from time to time. BRPC II is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). During the month of July 2025, the Company issued and sold 85,492 shares at an average per share price of $1.54 gross, generating proceeds of $127,000.

•
The PSV ACE supplier, commenced operations on its charter in April 2025 and is on a five year employment contract. This resulted in the recognition of a right of use (“ROU”) asset and ROU liability in the Balance sheet. The ROU liability is partly recognized as current and partly as long term in the balance sheet. The PSV Ace Supplier generates revenue which is recognized as “Time charter revenue” and the relevant expense is recorded in “Operating lease expenses” in the statement of operations.

Management Commentary
Pankaj Khanna, Chief Executive Officer of Heidmar, commented:
“We are going through some unprecedented times as policy decisions and geopolitics are causing significant market uncertainty. While this has resulted in a pause in investments in certain sectors it has created opportunities in shipping with oil tankers and containers seeing near-term benefits. Increase in OPEC+ production month after month is driving unseasonal strength in tanker freight rates during Q3. While the inefficiencies generated by tariffs, shifting manufacturing and the continued closure of the Red Sea is leading to stronger container vessel earnings. Even bulk carriers have benefitted from a short-term squeeze, and rates have improved somewhat.
Q2 2025 marked a pivotal moment for Heidmar, as the Company agreed to acquire its first vessel as a public company, the C/V A. Obelix, a feeder container ship secured under a multi-year time charter. This marks the formal activation of Heidmar's project development business, a cornerstone of our strategy to offer end-to-end solutions for institutional and private investors seeking exposure to shipping. We have been working on the financing of the deal and I am pleased to report the finalization of a 6.5 year term loan facility at a competitive margin for a first-time owner of ships.
This strategic development occurred alongside the commencement of operations of the PSV Ace Supplier and the continued buildout of Heidmar's technical and corporate management capabilities, allowing Heidmar to provide a seamless, high-compliance operating model from vessel sourcing to daily technical and commercial management operations, corporate and financial administration. The platform now enables the Company to serve a wide range of clients, from shipping companies to large funds and family offices, across multiple vessel classes and transaction types.
Our reported results were primarily impacted by non-cash and non-operational accounting items, mainly tied to post-merger adjustments and non-recurring restructuring charges. Excluding these effects, Heidmar's core business remained operationally sound, with adjusted performance metrics close to breakeven and supported by stable revenue generation.
Looking ahead, Heidmar remains focused on scaling our two primary business lines maritime services and project development, including the purchase of a container vessel, and is actively evaluating new vessel investment opportunities across multiple segments to drive long-term value creation.”

Conference Call details:
Our management team will host a conference call to discuss our financial results on Tuesday, August 12, 2025, at 8:00 a.m. Eastern Time (ET).
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Heidmar” to the operator and/or conference ID 13755352. Click here for additional participant International Toll- Free access numbers.
Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.
Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. To listen to the archived audio file, visit www.heidmar.com and click on Financials and Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Heidmar, Inc.
Celebrating its 40th anniversary this year, Heidmar is an Athens based, commercial and pool management business servicing the crude and product tanker market and upon delivery of the CV A. Obelix, owner of a container vessel, and is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing our customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil, refined petroleum products and dry bulk shipping sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com.
Forward-Looking Statements
This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward- looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker, drybulk, container or PSV vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off‐ hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

CONTACT INFORMATION:
Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero Capital Link, Inc.
230 Park Avenue, Suite 1540 New York, N.Y. 10169
Tel.: (212) 661-7566
Email: heidmar@capitallink.com

HEIDMAR MARITIME HOLDINGS CORP. FINANCIAL TABLES
Explanatory Note

On February 20, 2025, the common shares of Heidmar Maritime Holdings Corp. (the “Company”) commenced trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “HMR” through a business combination transaction involving Heidmar Inc. (“HMI”) and MGO Global Inc. (“MGO”), a Nasdaq-listed company. The Company and HMI are entities under common control. Pursuant to U.S. generally accepted accounting principles (“U.S. GAAP”), this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity.

Accordingly, the historical interim financial information of Heidmar Inc. has been carried forward as the historical interim financial information of the Company. The interim financial information for the three-month and six-month periods ended June 30, 2025, includes the results of operations and financial position of Heidmar Maritime Holdings Corp. and its subsidiaries, Heidmar Inc. and MGO.

Comparative interim financial information for the three month and six-month periods ended June 30, 2024, reflects only the historical financial results of Heidmar Inc., the accounting acquirer. The results of MGO for the comparative period are not presented within the comparative financial information, as MGO is accounted for as the acquired entity and its historical interim financial information does not constitute the predecessor interim financial information of the Company. The Company consolidates MGO from the date of acquisition forward.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. dollars)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenues:
Trade revenues	1,030,722	940,336	1,864,769	1,620,979
Trade revenues – related parties	2,314,556	2,981,006	3,818,694	5,561,659
Time charter revenues	6,232,952	3,910,466	9,468,359	8,611,448
Syndication (loss)/ income, related party	–	(14,899)	–	649,722
Total revenues	9,578,230	7,816,909	15,151,822	16,443,808
Expenses/(Income):
Voyage expenses/(income), net	1,006,563	(14,671)	1,015,058	610,292
Gain on inventories	(8,180)	–	(182,633)	–
Operating lease expenses	4,775,742	2,454,473	7,217,463	4,907,901
Charter-in expenses	–	388,151	–	1,320,063
Other operating income	(4,967)		(732,971)	–
General and administrative expenses	4,715,332	4,570,936	10,436,785	6,805,999
Depreciation and amortization	19,328	17,970	38,656	23,057
Total expenses	10,503,819	7,416,859	17,792,358	13,667,312
Operating (loss)/income	(925,589)	400,050	(2,640,536)	2,776,496
Other income / (expenses), net:
Interest (expenses)/income, net	(26,093)	107,082	92,314	205,360
Interest income – related parties	–	–	5,060	–
Foreign exchange gains / (losses)	253,716	(22,617)	308,422	(163,612)
Finance income/(costs) from sharing partner and assignee	490,764	(453,138)	83,314	(976,588)
Finance income/(costs), related party from assignee	–	6,543	–	(77,117)
Share of loss from joint venture	(28,771)	–	(78,210)	–
Other income/(expenses), net	127,767	106,343	(3,758,110)	106,342
Total other income/(expenses), net	817,383	(255,787)	(3,347,210)	(905,615)

Net (loss)/income from continuing operations	(108,206)	144,263	(5,987,746)	1,870,881
Net loss from discontinued operations	(13,617,160)	-	(13,770,740)	-
Net (loss)/income	(13,725,366)	144,263	(19,758,486)	1,870,881

Net (loss)/income from continuing operations per:
Common share, basic and diluted	(0.002)	0.003	(0.10)	0.03
Weighted average shares outstanding:
Common shares, basic and diluted	58,163,341	57,102,588	57,993,297	57,102,588
Net loss from discontinued operations per:
Common share, basic and diluted	(0.23)	-	(0.24)	-
Weighted average shares outstanding:
Common shares, basic and diluted	58,163,341	57,102,588	57,993,297	57,102,588
Net (loss)/income from operations per:
Common share, basic and diluted	(0.24)	0.003	(0.34)	0.03
Weighted average shares outstanding:
Common shares, basic and diluted	58,163,341	57,102,588	57,993,297	57,102,588

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in U.S. dollars)

	June 30, 2025	December 31, 2024
	(unaudited)	(audited)
ASSETS
Cash and cash equivalents	11,282,772	20,029,506
Other current assets	14,776,584	10,222,269
Investment in joint venture	47,773	1,569,573
Other noncurrent assets	46,468,256	6,300,148
Total assets	72,575,385	38,121,496
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accruals	5,554,424	1,730,308
Payable to shareholder	5,239,219	5,239,219
Other liabilities	48,976,296	12,936,559
Total stockholders’ equity	12,805,446	18,215,410
Total liabilities and stockholders’ equity	72,575,385	38,121,496

OTHER FINANCIAL DATA (unaudited)
	Six months ended June 30,
	2025	2024
Net cash (used in)/ provided by operating activities from continuing operations	(3,723,384)	1,604,078
Net cash provided by/(used in) investing activities from continuing operations	2,372,660	(665,367)
Net cash used in financing activities from continuing operations	(8,417,911)	(660,715)
Net cash used in operating activities from discontinued operations	(395,830)	-
Net cash provided by investing activities from discontinued operations	883,550	-

NON-GAAP FINANCIAL MEASURES

Reconciliation of Net (Loss) / Income from continuing operations to Adjusted EBITDA
(in U.S. Dollars) (unaudited)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Net (loss) / income from continuing operations	(108,206)	144,263	(5,987,746)	1,870,881
Interest and finance (income)/cost, net	(464,671)	339,513	(180,688)	848,345
Depreciation and amortization	19,328	17,970	38,656	23,057
EBITDA	(553,549)	501,746	(6,129,778)	2,742,283
Stock-based compensation	647,567	–	3,638,114	–
Non-cash expense relating to the fair value of earnout shares	–	–	3,917,767	–
Adjusted EBITDA	94,018	501,746	1,426,103	2,742,283

Adjusted EBITDA reconciliation:

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represent net (loss)/income from continuing operations before interest and finance costs/(income), net, depreciation and amortization and income taxes, if any, during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and the non-cash expense relating to the fair value of the earnout shares, which the Company believes are not indicative of the ongoing performance of its core operations. We present EBITDA and Adjusted EBITDA as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Reconciliation of Net (loss)/income from continuing operations to Adjusted Net Income from continuing operations
(in U.S. Dollars) (unaudited)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Net (loss) / income from continuing operations	(108,206)	144,263	(5,987,746)	1,870,881
Unrealized expense relating to fair value of earnout shares	–	–	3,917,767	–

Stock-based compensation	647,567	–	3,638,114	–
Adjusted net income from continuing operations attributable to shareholders	539,361	144,263	1,568,135	1,870,881

Weighted-average number of shares outstanding	58,163,341	57,102,588	57,993,297	57,102,588
Adjusted net income from continuing operations per share attributable to Shareholders	$0.01	$0.003	$0.03	$0.03

Heidmar considers Adjusted net income from continuing operations to represent net (loss)/income before certain non-cash items, including the loss on the fair value of the earnout shares and amortization of stock-based compensation. We have included adjustments for these items because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects these items may have from period-to-period. Adjusted net income from continuing operations per share attributable to shareholders equals Adjusted net income from continuing operations per share attributable to shareholders divided by the weighted average number of shares outstanding during the period. Adjusted net income from continuing operations does not represent and should not be considered as an alternative to net (loss)/ income from continuing operations, as determined by GAAP. The Company's definition of Adjusted net income from continuing operations may not be the same as that used by other companies in shipping or other industries. Adjusted net income from continuing operations is not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.